UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated August 6, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

WESTONARIA 6 August 2015: Sibanye Gold Limited (“Sibanye”) (JSE: SGL & NYSE: SBGL) is pleased to report operating results and reviewed condensed, consolidated interim financial statements for the six months ended 30 June 2015.
Salient features for the six months ended 30 June 2015
Gold production of 22,204kg (713,900oz) reflects a strong June quarter recovery
June quarter All-in sustaining cost of R409,027/kg (US$1,054/oz), 6% lower than for the full six month period
Operating profit increased from R744 million in the March quarter to R1.62 billion in the June quarter
Annual production and cost guidance maintained
Interim Dividend of 10 cents per share (ZAR) declared payable on 7 September 2015
Net debt to EBITDA undemanding at 0.26 times
Gold Reserves at the operations increased by 12% to 19.9Moz as at 31 December 2014
United States Dollars
Key Statistics
South African Rand
Six months ended
Six months ended
Jun
2014
Dec
2014
Jun
2015
Jun
2015
Dec
2014
Jun
2014
711.9
877.4
713.9
000’oz
Gold produced
kg
22,204
27,289
22,143
7,783
10,452
9,732
000ton
Ore milled
000ton
9,732
10,452
7,783
1,293
1,243
1,207
$/oz
Revenue
R/kg
461,426
437,979
443,865
76
70
68
$/ton
Operating cost
R/ton
810
763
815
326.6
363.7
199.0
$m
Operating profit
Rm
2,366.0
3,981.0
3,488.1
35
33
23
%
Operating margin
%
23
33
35
848
847
935
$/oz
Total cash cost
R/kg
357,508
298,520
291,212
1,070
1,069
1,137
$/oz
All-in sustaining cost
R/kg
434,769
376,687
367,322
17
13
4
%
All-in cost margin
%
4
13
17
49.9
93.4
15.1
$m
Basic earnings
Rm
179.8
1,018.8
532.7
61.2
69.7
14.3
$m
Headline earnings
Rm
169.6
765.3
652.2
100.6
107.4
20.5
$m
Normalised earnings
Rm
243.3
1,185.4
1,065.2
13
12
2
cps
Normalised earnings
cps
27
132
138
Stock data for the six months ended 30 June 2015
Number of shares in issue
JSE Limited – (SGL)
– at 30 June 2015
913,925,046
Price range per ordinary share
ZAR18.75 to ZAR32.26
– weighted average
909,295,336
Average daily volume
2,671,918
Free Float
100%
NYSE – (SBGL); one ADR represents four ordinary shares
ADR Ratio
1:4
Price range per ADR
US$6.20 to US$11.35
Bloomberg/Reuters
SGLS / SGLJ.J
Average daily volume
995,809

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD
Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 1
“After a difficult start to the year, with the March 2015 quarter disrupted by a number of operational events, it has been pleasing to note the strong operational recovery in the June 2015 quarter. Most of Sibanye’s operations are once again operating at planned levels. Fewer public holidays in the second half of the calendar year, result in seasonally higher production for the South African gold industry and, barring any unplanned disruptions, Sibanye should deliver a significantly improved second half performance.
Safety
The increased emphasis and focus on safety in the latter half of 2014 is evident in a sharp reduction in the Group Fatality
Injury Frequency Rate (FIFR) for 2015. The recorded FIFR for the six months ended 30 June 2015 of 0.07 (per million man hours worked), was 40% lower than recorded during the same period in 2014. This is a commendable outcome considering the depths and labour intensive nature of our mines. Regrettably there were four fatalities during the period. Sibanye management and Board wish to express sincere condolences to the families of the four employees: David Matsie, Bonno
Keiditswe, Thomas, Bhekuyise Ndzimande and Vuyisile Sikoko. Every effort is being made to ensure Zero Harm at our operations.
Operating review
Group gold production of 22,204kg (713,900oz) for the six months ended 30 June 2015 was marginally higher than for the comparable period in 2014, with additional production from the inclusion of the Cooke Operations for the full period, offset by the low production in the March 2015 quarter. Total cash cost of R357,508/kg (US$935/oz), All-in sustaining cost of
R434,769/kg (US$1,137/oz) and All-in cost of R441,348/kg (US$1,155/oz) for the period are slightly higher than the average costs forecast for the year, primarily due to the lower production in the March 2015 quarter, as well as a 12% annual electricity cost increase. Unit costs declined significantly during the June quarter as production reverted to normal levels, and should again be lower in the seasonally better second half of the year. Group capital expenditure for the six months ended 30 June 2015 was 16% higher than for the comparable period in 2014 due to an increase in ore reserve development and project expenditure.
Gold production of 12,396kg (398,500oz) for the June 2015 quarter was 26% higher than gold production for the March 2015 quarter. Importantly, underground grades at all of the operations recovered as anticipated, increasing on average by 16%, following restocking of the gold pipeline in the March 2015 quarter and are again more consistent with declared gold
Reserve grades. The increase in production also impacted positively on unit costs; Total cash cost for the quarter of
R335,883/kg (US$866/oz), All-in sustaining cost of R409,027/kg (US$1,054/oz) and All-in cost of R415,836/kg (US$1,071/oz) were between 12% and 13% lower than for the March 2015 quarter, notwithstanding the annual electricity cost increase from
April and higher winter tariffs. The Group operating margin increased sharply from 17% for the March 2015 quarter to 28% for the June 2015 quarter.
Despite ongoing disruptions from load shedding, the Kloof, Driefontein and Beatrix operations produced 10,917kg
(351,000oz) of gold for the June 2015 quarter, which is only marginally lower than gold production in the same period of
2014. The Cooke operation contributed 1,479kg (47,550oz) of gold, 8% higher than for the March 2015 quarter. The Cooke operation produced approximately 88,000lbs of uranium for the six-months ended 30 June 2015.
Load shedding impacted more significantly on the operations during the June 2015 quarter, with a total of 344 hours of load curtailment experienced. These were mostly at a stage 2 level involving a 10% reduction in power usage but occasionally progressing to stage 3, which requires a 20% cut in power. This compares with 173 hours almost exclusively at stage 2 during the March 2015 quarter. Processing of surface material had to be suspended on a number of occasions to enable compliance with the curtailment directives received from Eskom. This resulted in a direct production loss of 209kg (6,700oz)
for the June 2015 quarter amounting to approximately R97 million of lost revenue, compared with 61kg (1,960oz), translating to approximately R28 million of lost revenue during the March 2015 quarter. This does moreover, influence the ratio of underground to surface tons milled, which results in a higher unit cost (R/ton). Additional losses from stopping and starting of milling circuits have not been quantified.
Financial review
The financial results for the six months ended 30 June 2015 reflect the impact of the lower first quarter gold production.
The average rand gold price increased by 4% year-on-year to R461,426/kg, as a result of an 11% depreciation in the
USD:ZAR exchange rate, which offset a 7% year-on-year decline in the average dollar gold price (to an average of
US$1,207/oz for the six months ended 30 June 2015). As a result of the operational difficulties in the March 2015 quarter, the benefit of additional production from the Cooke Operation for the full period was not fully realised, with revenue increasing by only 4% to R10.3 billion. Operating costs at Beatrix, Driefontein and Kloof were well contained, increasing by 6% year-on-
year. However, the inclusion of the Cooke Operation for the full six month period added R1.1 billion to Group operating costs, which increased to R7.9 billion, resulting in a 32% decline in operating profit, to R2.4 billion. The R46 million operating profit from Cooke 1,2 and 3 for the period was offset by losses at Cooke 4, which is still building to full production.
The operations collectively generated R2.3 billion of cash, of which R1.6 billion was deployed into sustaining capital and Ore
Reserve Development (“ORD”). After servicing royalties, taxes, interest and the payment of the final dividend from 2014,
Sibanye was marginally cash negative for the six months ended 30 June 2015, with a net cash outflow of R158 million.
Additional loan finance of R450 million was drawn down, increasing gross debt to R2.5 billion (excluding the Burnstone Debt, which does not have recourse to Sibanye). Available cash at 30 June 2015 amounted to R855 million. Net debt, excluding
Burnstone, now stands at R1.7 billion compared with R1.5 billion at the end of 2014. Net debt to EBITDA remains undemanding at a ratio of 0.26 times.

2 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Gold Fields Guarantee
On 29 April 2015 Sibanye announced that it had been released as guarantor of Gold Fields’ US$1 billion bond. Sibanye had remained a guarantor of the bond after its unbundling by Gold Fields in February 2013, and this had restricted Sibanye‘s debt capacity.
The agreement by the note holders of Gold Fields’ bond, to release Sibanye of its obligations as a guarantor under the bond, completes the unbundling by Gold Fields and improves Sibanye’s credit profile. As part of the release agreement,
Sibanye paid a guarantee release fee of US$5 million. From an accounting perspective the payment of the release fee and derecognition of the financial guarantee asset and liability resulted in a net loss of R158 million.
Mineral Reserves
On 5 February 2015, Sibanye declared Gold Mineral Reserves of 28.4Moz and Uranium Mineral Reserves of 102.5Mlb as at
31 December 2014. The Gold Mineral Reserves included a 12% increase in gold Mineral Reserves at its underground and surface operations, (refer to the company’s website www.sibanyegold.co.za, for details pertaining to the company’s
Mineral Resources and Mineral Reserve statements).
Gold Mineral Reserves for the Groups operations increased by 2.1Moz to 19.9Moz, despite the depletion of 1.7Moz in 2014
Underground gold Mineral Reserves increased by 2.3Moz (14%), net of depletion. The increases were primarily from:
o
-
-
-
-
an additional 1.0Moz from secondary sources including supplementary “secondary reefs” and previously unmined
“white areas” at the Kloof and Driefontein operations. This follows a previous 3.8Moz increase from these sources which were brought to account in 2013. Ongoing studies on these Resources are expected to result in further incremental additions to gold Mineral Reserves in coming years
o
an additional 1.7Moz of gold Mineral Reserves was declared at the Kloof 4 and Driefontein 5 shafts, following the completion of pre-feasibility studies on below infrastructure “drop-down projects”. Development of these projects will substantially enhance the life of these key operations
8.5Moz of Mineral Reserves was declared at the Groups projects, including the De Bron project in the Free State and the
West Rand Tailings Retreatment Project
A maiden gold Mineral Resource of 8.9Moz was declared at the Burnstone project, following significant revision of the available data and geological model
Sibanye is currently reviewing its organic projects in accordance with Group protocols and procedures and assessing possible synergies which may exist with its current operations. Completion of these studies is likely to result in further additions to gold Reserves and extension to the Group operating life.
Projects
Progress in quarter 2 on the Group internal organic growth projects was as follows:
-
The Kloof 4 shaft and Driefontein 5 shaft below infrastructure projects: Feasibility studies were concluded in the June 2015 quarter, that enhanced the pre-feasibility studies completed on these projects in December 2014, delivering favorable forecasted returns in excess of internal project hurdle rates. The results of the feasibility studies will be included in the Kloof and Driefontein life of mine plans. Site preparation and development at Kloof 4 shaft commenced in January 2015 and is proceeding in line with plan, with preparation activities scheduled to commence at Driefontein during the
September 2015 quarter.
-
The West Rand Tailing Retreatment Project (“WRTRP”): The integration in 2014 of extensive gold Resources contained in surface tailings storage facilities (“TSFs”) at Sibanye’s Driefontein and Kloof operations, together with the uranium rich
Cooke TSFs has significantly enhanced the economic viability of the WRTRP. The WRTRP consists of some 800Mt of TSF
Resources, containing approximately 6.5Moz of gold and approximately 100Mlb of uranium, located on surface at
Sibanye’s West Rand operations.
An internal technical and financial review of the feasibility of the WRTRP completed during the June 2015 quarter, confirmed the robust economic viability of this project. An outcome of the review concluded that to enhance value, the uranium module envisaged in the pre-feasibility study as part of phase 2 of the project, be included as part of the initial execution phase.
In terms of the revised project plan and as part of the first phase, relatively high gold grade TSFs at Driefontein will be simultaneously processed with Cooke’s relatively high grade uranium TSFs. These “anchor” resources, represent approximately 30% of the total TSF Sibanye resource base by volume and contain approximately 35% of the gold and
53% of the uranium contained in the total Sibanye TSF surface resource base respectively.
Phase 1 of the project currently envisages processing approximately 1.5Mt/month of anchor resource, yielding approximately 1.2Moz of gold and 35Mlb of uranium over the 16 year life, at an average steady state production of
100koz/annum of gold and 2.2Mlb/annum of uranium. The average gold All-in cost is estimated at approximately
US$800/oz, with an average uranium All-in cost of approximately US$40/lb.

Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 3
On a stand-alone basis, phase 1 of the project covers the majority of the total project capital required, and in its own right meets Sibanye’s internal hurdle rates. Phase 1 of the project has an NPV equating to some R3.2 billion, an IRR of 15%
and a payback of 9 years. Significant value engineering opportunities identified during the feasibility study are currently being reviewed as part of a “design integration phase”, which has the potential to add a further R400 million to the phase 1 NPV (i.e. R3.6 billion) and increase the IRR to 16%.
This project valuation ignores the potential benefits of the longer term “annuity” cash flow derived from processing the remaining Sibanye TSF resource, potential by-product sulphuric acid sales and taxation benefits relating to capital expenditure offsets at Driefontein and Kloof, which on a combined basis, could conservatively add an additional R2.5 billion in value to the project, resulting in a total combined NPV of approximately R5.5 billion to R6.0 billion. Furthermore, various capital financing structures may further enhance project equity returns and ameliorate funding risks. Several possible funding options are currently being evaluated.
The permitting process for the WRTRP has been initiated. During the estimated 300 day regulatory period required for permitting, further value engineering opportunities to reduce capital and operating costs related to the integrated uranium and gold processing plant design will be assessed.
-
-
The Burnstone project: The feasibility study was completed in the June 2015 quarter, and delivered returns that met the
Group’s investment hurdle rates. An external peer review of the feasibility study will take place in the September 2015 quarter.
In anticipation of an investment decision to develop the mine as planned in the feasibility study, a capital budget of approximately R230 million was approved in 2014 to complete selected critical infrastructure. This work is on track to be completed during the fourth quarter of 2015, within budget. In addition, a further R100 million was approved to commence underground development. This was achieved by refurbishing two suites of mechanised mining equipment and by June 2015, 411 development metres had been completed. The development is the critical path on the feasibility study and this initial work will thus facilitate de-risking the feasibility build-up plan.
The Wits Gold Southern Free State Resources and Reserves, DBM and Bloemhoek projects: The DBM project review will be undertaken during the second half of 2015. In addition to a technical review, synergistic opportunities with the adjacent Beatrix operations will also be considered. Going forward, the Bloemhoek project will be considered for life extension opportunities for the Beatrix North shaft with a potential below infrastructure depth extension project into the Bloemhoek resource.
Further detail on these projects will be provided during the course of the September 2015 quarter.
Corporate activity
In addition to reviewing the potential of its organic projects, Sibanye continues to assess value accretive acquisitive opportunities to enhance the dividend yield profile and cement Sibanye’s position at the lower end of the mining cost curve. Our strategic focus remains in South Africa and primarily in sectors where we are able to leverage our deep level, hard rock mining experience and operating model in order to unlock value. We believe that value can be realised in the
South African gold and platinum sectors in particular, through further reduction in overhead costs, rationalisation of replicated services and an increased operational focus, particularly with regard to quality of mining factors.
In order to assess compliance with the Mining Charter, the Chamber of Mines (“CoM”), with input from Sibanye and other
South African mining companies, has submitted the necessary documentation as requested by the Department of Mineral
Resources (“DMR”). There were however, a number of differences in interpretation between the companies represented by the CoM and the DMR, the most important being the interpretation of the principle of continuing consequences (often referred to as “once empowered, always empowered”). The DMR and the CoM agreed to approach the South African courts in order to achieve certainty on the principle of continuing consequences, via a declaratory order. The Chamber has made application to court. At this stage it is not clear when the issue will be resolved, but stakeholders will be informed of any progress. After initial calibration and rounding off, all of Sibanye’s operations achieved top quartile scores for the three years up to and including 2014. Sibanye’s operations therefore fall into the “Excellent Performance” category as per the
DMR’s electronic based scorecard.
As a result of the increasing cost and inconsistent supply of electricity from the state utility Eskom, Sibanye is exploring alternative sources of electricity supply. In addition to the solar power project detailed below, investigations continue into independent power generation alternatives, including coal fired power stations and associated sources of reliable, quality coal, continue.
Photovoltaic project
The deterioration in the security of electricity supply, coupled with strong indications that the Eskom tariff trajectory is likely to exceed earlier projections, has further strengthened the business case for developing an independent photovoltaic electricity supply for the Sibanye operations as announced in February 2015. This has reinforced our confidence in the returns available to third party equity and debt capital, while Sibanye secures captive electricity at a discount to Eskom tariffs. An environmental impact assessment study has been launched with an accredited independent consultant appointed to drive the process, and arrangements to have high level engineering design work conducted during 2015 are being put in place. Our target date for first generation from a first phase of the envisaged 150MW installation remains towards the end of 2017.

4 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Director changes
The following changes have occurred in relation to the appointed directors of Sibanye:
-
-
Mr Jiva Yuan was appointed as a non-independent, non-executive director with effect from 12 May 2015, and
Dr Zola Skweyiya resigned as an independent, non-executive director on 21 May 2015.
Outlook
The general decline in commodity prices to multiyear lows continues to place considerable financial stress on mining companies globally. An extended period of low prices will generally result in a supply side response, as projects are deferred and higher cost, loss making production is taken off the market.
While Sibanye is not immune to these macroeconomic factors and faces numerous other challenges it is able to weather lower gold prices and remains well positioned to benefit from any opportunities which may arise during such cycles.
Despite the recent decline in the dollar gold price to below US$1,100/oz, a corresponding depreciation of the Rand relative to the US Dollar has ensured that the Rand gold price has remained well above the R420,000/kg level assumed for Life of
Mine planning and the declaration of gold Mineral Reserves. All-in costs of US$1,071/oz for the June 2015 quarter remain globally competitive and still provide scope for further reduction.
Despite their relative maturity, Sibanye’s core operations still rank among the highest grade gold mines in the world and the resultant inherent operational flexibility of the ore bodies will ensure that they can be restructured for profitability at a significantly lower gold price. While a review of the current production plan is not yet warranted, various production scenarios at different gold prices are currently being considered and remedial plans being developed.
On the basis of normal operational performance during the second half of the year, production guidance remains unchanged, albeit that, as a result of the March 2015 performance, full year production is likely to be closer to the bottom end of the guided 50,000kg to 52,000kg range.”
6 August 2015
Neal Froneman
Chief Executive Officer

FINANCIAL REVIEW OF THE GROUP
Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 5
For the six months ended 30 June 2015 compared with the six months ended
30 June 2014
Financial review of the Group
Production from the South African gold mining industry
during the first half of the calendar year is seasonally weak due to fewer production shifts over the Christmas/New Year
period and the Easter public holidays. It is therefore more
relevant to compare the operating and financial results for
the six months ended 30 June 2015 with the corresponding
period in the previous year, rather than the preceding six
months ended 31 December 2014.
Group profit decreased from R533 million (US$50 million) for the six months ended 30 June 2014 to R85 million (US$7
million) for the six months ended 30 June 2015. The reasons
for the decrease are discussed below.
Operating performance
After a challenging March 2015 quarter, where disruptions
at most of the operations negatively impacted on
production (as detailed in our March 2015 quarter’s
operating update), gold production returned to more
historic levels of 22,204kg for the six months ended 30 June
2015 (2014: 22,143kg). The 2015 results included a full six
months of Cooke, compared with only one months’
production for the six months ended 30 June 2014. The
inclusion of production from Cooke offset lower production
at the legacy operations in the first quarter of 2015.
Revenue
Revenue increased by 4% to R10,246 million (US$862 million), driven primarily by the Rand gold price which increased to
R461,426/kg from R443,865/kg. This increase was despite a
7% lower Dollar gold price which decreased to US$1,207/oz
from US$1,293/oz, as the Rand was on average 11% weaker
at R11.89/US$.
There were no uranium sales for the six months to 30 June
2015.
Operating costs
Group operating costs increased from R6,340 million
(US$594 million) to R7,880 million (US$663 million) due to the inclusion of the Cooke Operation for a full six months
compared with only one month for the six months ended 30
June 2014, as well as reflecting the annual wage increase
and higher electricity costs. Cooke added R1,140 million
(US$94 million) to costs for these additional five months.
Excluding Cooke, costs were well controlled, increasing by
just 6% year-on-year, despite above inflation wage and
electricity cost increases.
Total cash cost and All-in cost was higher than the
corresponding period in 2014, at R357,508/kg (US$935/oz)
and R441,348/kg (US$1,155/oz) respectively. This was mostly
due to lower production in the first quarter of 2015 and the inclusion of Cooke, which is still building to full production.
Unit costs in the June 2015 quarter were on average 12%
lower than those of the first quarter.
Operating profit
Operating profit decreased to R2,366 million (US$199 million)
from R3,488 million (US$327 million) due to lower production in the March 2015 quarter and losses incurred at Cooke 4
shaft as it builds to full production. Cooke 1,2 and 3 shafts reported an operating profit of R46 million for the period.
The Group operating margin decreased to 23% from 35%.
Amortisation and depreciation
Group amortisation and depreciation increased 8% to
R1,609 million (US$135 million). This increase was as a result of the incorporation of Cooke, which added R281 million
(US$23 million), partly offset by lower amortisation and
depreciation at Kloof due to the lower production, and at
Driefontein as a result of the increase in declared gold
Mineral Reserves as at 31 December 2014. Amortisation is
calculated over the operating life and a unit of production
method is applied.
Capital expenditure
Capital expenditure of R1,557 million (US$131 million) was
16% higher than for the six months ended 30 June 2014, due
to the inclusion of Cooke for an additional five months and
expenditure at our Burnstone project of R124 million (US$10
million). Excluding these items expenditure was marginally
lower year-on-year. Sustaining capital expenditure of R305
million (US$26 million) was 18% lower following the
completion of the capital intensive carbon-in-leach (“CIL”)
plant upgrade and winder upgrades at Driefontein last
year. Ore reserve development (“ORD”) expenditure
increased by some R144 million due to the inclusion of
Cooke, and increased 3% at the Kloof, Driefontein and
Beatrix (“KDB”) operations.
Investment income
Investment income increased by 32% to R117 million (US$10
million) due to interest earned on the higher environmental
rehabilitation obligation funds.
Finance expenses
Finance expenses increased to R263 million (US$22 million)
for the six months ended 30 June 2015, due to interest on
the Burnstone Debt of R47 million (US$4 million), a R26 million
(US$2 million) increase in the environmental rehabilitation
obligation accretion expenses and a R27 million (US$1
million) increase in interest paid following an increase in
gross debt.
Sibanye’s average gross debt outstanding, excluding the
Burnstone Debt, during the first half of 2015 was
approximately R2.3 billion compared with R2.0 billion during the first half of 2014.
Share of result of associates
The R29 million (US$2 million) gain from share of results of associates for the six months ended 30 June 2015, was
primarily due to Sibanye’s 33.1% interest in Rand Refinery
Proprietary Limited (“Rand Refinery”).
For additional information of Sibanye’s investment in Rand
Refinery see note 2 of the financial statements on page 14
of this report.
Share-based payments
Share-based payments decreased by 30% to R145 million
(US$12 million) for the six months ended 30 June 2015. This
was mainly due to the number of performance shares that
vested on 1 March 2015, with no new allocations during the
six months ended 30 June 2015.
The share-based payment expense for the six months
ended 30 June 2015 predominantly relates to R85 million
(US$7 million) (30 June 2014: R110 million (US$10 million)) of cash-settled share options (“Phantom Share Scheme”) with
R60 million (US$5 million) (30 June 2014: R95 million (US$9
million)) relating to the Sibanye Share Plan.

6 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Gain or loss on financial instruments
The cash-settled share options are valued at each
reporting period based on the fair value of the instrument
at that reporting date. The difference between the
reporting date fair value and the initial recognition fair
value of these cash- settled share options is included in
gain/(loss) on financial instruments in the income
statement.
The R25 million (US$2 million) net gain for the six months
ended 30 June 2015 compares with a R178 million (US$17
million) net loss on financial instruments for the six months ended 30 June 2014. This consists of a R9 million (US$1
million) fair value gain (30 June 2014: R253 million (US$24
million) fair value loss) related to the Phantom Share
Scheme options, a R4 million (US$nil million) (30 June 2014:
R59 million (US$6 million)) fair value gain on investments
under the environmental rehabilitation obligation funds and
a R12 million (US$1 million) (30 June 2014: R16 million (US$2 million)) gain relating to the financial guarantee liability.
Non-recurring items
Net loss on derecognition of financial guarantee asset and
liability
On 24 April 2015, Sibanye was released as guarantor by the
note holders of Gold Fields Limited’s US$1 billion bond,
resulting in a net loss on derecognition of the financial asset and liability of R158 million (US$13 million).
For additional information on the derecognition of the
financial asset and liability see note 3 on page 14 of this
report.
Restructuring cost
During the six months ended 30 June 2015 restructuring
cost, including voluntary separation packages, of R31
million (US$3 million) were incurred at Cooke, Driefontein
and Corporate Services (30 June 2014: R106 million (US$10
million) at Driefontein and St Helena Private Hospital).
Impairment
There were no impairments for the six months ended 30
June 2015. For the corresponding period in 2014 the request
by Rand Refinery for its shareholders to provide a
subordinated loan resulted in a decision to fully impair the remaining R120 million (US$11 million) carrying value of
Sibanye’s investment in Rand Refinery.
For additional information of Sibanye’s investment in Rand
Refinery see note 2 on page 14 of this report.
Transaction costs
There were no transaction costs for the six months ended 30
June 2015. The transaction costs incurred during the six
months ended 30 June 2014 related to the Cooke
acquisition.
Royalties
Royalties decreased by 29% to R139 million (US$12 million)
due to the decline in earnings before interest and taxes.
The royalty tax rate decreased to 1.4% from 2.0% of
revenue.
Mining and income taxation
Current taxation decreased to R162 million (US$14 million)
from R434 million (US$41 million) due to the decline in
taxable profit. The deferred taxation credit increased to
R167 million (US$14 million) from R100 million (US$9 million)
due to the inclusion of Cooke.
Cash flow analysis
Sibanye defines free cash flow as cash from operating
activities before dividends, less additions to property, plant and equipment.
Free cash flow of R391 million (US$33 million) compares with
R1,711 million (US$160 million) for the six months ended 30
June 2014. This was largely due to the R1 billion decline in cash generated from the operations.
Available cash at 30 June 2015 (after net loans raised of
R450 million) increased to R855 million (US$70 million) from
R563 million (US$49 million) at 31 December 2014.
Dividend declaration
The Sibanye Board approved an Interim Dividend, number
3, of 10 SA cents per share (gross) for the six months ended
30 June 2015.
Sibanye‘s dividend policy is to return between 25% and 35%
of normalised earnings to shareholders. The Board may also
consider
declaring a special dividend after due
consideration of the Group cash position and future
requirements. Normalised earnings are defined as: basic
earnings excluding gains and losses on foreign exchange
and financial instruments, non-recurring items and its share of result of associates, after taxation.
The Interim Dividend is subject to the Dividends Withholding
Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17
(c) of the JSE Listings Requirements the following additional information is disclosed:
-
-
-
-
-
-
-
-
- The dividend has been declared out of income
reserves;
The local Dividends Withholding Tax rate is 15% (fifteen
per centum);
The gross local dividend amount is 10 SA cents per
ordinary share for shareholders exempt from the
Dividends Tax;
The Company has no STC credits available and the
Dividend Withholding Tax of 15% will be applicable to
this dividend;
The net local dividend amount is 8.5000 SA cents (85% of
10 SA cents) per ordinary share for shareholders liable to
pay the Dividends Withholding Tax;
Sibanye currently has 913,925,046 ordinary shares in
issue;
Sibanye’s Auditors are KPMG Inc. and the individual
auditor is Jacques Erasmus; and
Sibanye’s income tax reference number is 9431 292 151.
Shareholders are advised of the following dates in respect
of the Interim Dividend:
-
-
-
-
-
-
Interim Dividend number 3: 10 SA cents per share.
Last date to trade cum dividend: Friday, 28 August 2015.
Sterling and US dollar conversion date: Monday, 31
August 2015.
Shares commence trading ex-dividend: Monday, 31
August 2015.
Record date: Friday, 4 September 2015.
Payment of dividend: Monday, 7 September 2015.
Please note that share certificates may not be
dematerialised or rematerialised between Monday, 31
August 2015, and Friday, 4 September 2015, both dates
inclusive.

SALIENT FEATURES AND COST BENCHMARKS
Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 7
Salient features and cost benchmarks for the six months ended 30 June 2015, 31 December
2014 and 30 June 2014
Total
Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Tons milled/treated
000’ton
Jun 2015
9,732
4,045
5,687
1,209
1,596
915
1,002
1,282
840
639
2,249
Dec 2014
10,452
4,532
5,920
1,353
1,522
1,034
1,115
1,375
916
770
2,367
Jun 2014
7,783
3,412
4,371
1,144
1,345
949
1,555
1,196
1,059
123
412
Yield
g/t
Jun 2015
2.28
4.90
0.42
6.04
0.60
6.55
0.60
3.27
0.37
3.67
0.22
Dec 2014
2.61
5.53
0.37
6.38
0.47
7.93
0.57
3.70
0.39
4.10
0.21
Jun 2014
2.85
5.93
0.44
6.73
0.51
7.86
0.48
3.78
0.37
4.54
0.20
Gold produced/sold
kg
Jun 2015
22,204
19,838
2,366
7,302
955
5,996
601
4,193
308
2,347
502
Dec 2014
27,289
25,074
2,215
8,634
719
8,195
636
5,085
358
3,160
502
Jun 2014
22,143
20,230
1,913
7,695
687
7,458
749
4,518
393
559
84
000’oz
Jun 2015
713.9
637.8
76.1
234.8
30.7
192.8
19.3
134.8
9.9
75.4
16.2
Dec 2014
877.4
806.2
71.2
277.6
23.1
263.5
20.5
163.5
11.5
101.6
16.1
Jun 2014
711.9
650.4
61.5
247.4
22.1
239.8
24.1
145.3
12.6
18.0
2.7
Gold price received
R/kg
Jun 2015
461,426
461,063
460,997
461,942
462,654
Dec 2014
437,979
438,490
437,969
437,571
437,329
Jun 2014
443,865
444,798
442,927
444,838
436,236
US$/oz
Jun 2015
1,207
1,206
1,206
1,209
1,210
Dec 2014
1,243
1,244
1,243
1,242
1,241
Jun 2014
1,293
1,295
1,290
1,296
1,270
Operating cost
R/ton
Jun 2015
810
1,770
126
1,929
164
2,332
163
1,173
125
1,864
84
Dec 2014
763
1,601
121
1,688
169
2,096
171
1,125
79
1,634
82
Jun 2014
815
1,693
129
1,873
169
2,023
144
1,258
75
1,683
83
Operating margin
%
Jun 2015
23
22
34
31
41
23
42
22
27
(9)
17
Dec 2014
33
34
30
40
20
40
32
30
55
7
24
Jun 2014
35
36
33
37
26
42
32
25
55
15
7
Total cash cost
R/kg
Jun 2015
357,508
320,165
348,507
358,609
484,872
Dec 2014
298,520
279,066
274,567
303,656
398,334
Jun 2014
291,212
287,664
267,747
325,229
377,138
US$/oz
Jun 2015
935
838
912
938
1,269
Dec 2014
847
792
779
862
1,130
Jun 2014
848
838
780
947
1,098
All-in sustaining cost
R/kg
Jun 2015
434,769
377,837
436,774
432,482
564,058
Dec 2014
376,687
355,223
359,676
370,733
448,252
Jun 2014
367,322
359,687
345,035
384,158
430,793
US$/oz
Jun 2015
1,137
988
1,143
1,131
1,476
Dec 2014
1,069
1,008
1,021
1,052
1,272
Jun 2014
1,070
1,048
1,005
1,119
1,255
All-in cost
R/kg
Jun 2015
441,348
378,334
437,062
432,482
565,356
Dec 2014
382,550
355,223
359,676
372,460
466,357
Jun 2014
367,601
359,687
345,035
384,158
430,793
US$/oz
Jun 2015
1,155
990
1,143
1,131
1,479
Dec 2014
1,086
1,008
1,021
1,057
1,323
Jun 2014
1,071
1,048
1,005
1,119
1,255
All-in cost margin
%
Jun 2015
4
18
5
6
(22)
Dec 2014
13
19
18
15
(7)
Jun 2014
17
19
22
14
2
Total capital expenditure
1
R’mil
Jun 2015
1,556.9
415.1
531.2
295.8
182.6
Dec 2014
1,905.1
631.0
679.6
311.9
200.3
Jun 2014
1,345.7
517.9
555.9
236.1
29.6
US$’mil
Jun 2015
130.9
34.9
44.7
24.9
15.4
Dec 2014
174.5
57.7
62.1
28.5
18.5
Jun 2014
126.0
48.5
52.1
22.1
2.8
Average exchange rates for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014 were R11.89/US$, R10.96/US$ and R10.68/US$ respectively.
Figures may not add as they are rounded independently.
1
Included in total Group capital expenditure is Corporate expenditure of R132.2 million (US$11.1 million), R82.3 million (US$7.6 million) and R6.2 million (US$0.5 million) for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014 respectively. The majority of this expenditure was spent on our growth project at Burnstone.

REVIEW OF OPERATIONS
8 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Six months ended 30 June 2015 compared with the six months ended 30 June 2014
Underground Operations
Driefontein
Gold production of 7,302kg (234,800oz) was 5% lower than
the comparable period in 2014. This was primarily due to
lower underground face grades which have declined in
line with the plan at mining units 1 and 2. This resulted in the average yield for the period decreasing to 6.0g/t from
6.7g/t. Ore milled was 6% higher at 1.20 million tons.
However, the increase in milling was not aligned with the
increase in underground tons mined, indicating an
increase in underground stock, which contributed to a
lower MCF. In line with this, the cost of underground ore
milled increased by 3% to R1,929/ton for the six months
ended 30 June 2015.
Total main development decreased marginally to 7,617
metres, which included an increase in on-reef
development of 12% to 1,528 metres relative to the
comparable period in 2014. Development is planned to
decrease in 2015, in line with current reserve development
requirements.
Operating costs increased by 9% to R2,332 million (US$196
million), in line with the increase in volumes mined,
together with above inflation annual wage increases and
electricity tariff increases .
Operating profit decreased by 19% to R1,034 million
(US$87 million) as a result of the lower gold production
and the increase in costs. The operating margin
decreased to 31% from 37%.
Capital expenditure decreased by 14% to R405 million
(US$34 million) due to a decrease in capitalised ORD,
completion of the winder upgrades and projects such as
the locomotive guard communication system, self-rescue
packs and the relocation of the assay laboratory. Capital
was predominantly spent on ORD, stabilisation of the shaft
barrel at Ya Rona shaft, an upgrade of IT infrastructure, a
new settler at Masakhane shaft and development at
Hlanganani shaft.
Kloof
Gold production for the six months ended 30 June 2015
decreased by 20% to 5,996kg (192,800oz), mostly due to a
lower realised yield and lower volumes processed.
Ore milled decreased by 4% to 915,000 tons despite an
increase in square metres mined, indicating an
accumulation of underground ore. This contributed to a
lower MCF and a 16% decrease in the underground yield
to 6.6g/t.
Main on-reef development increased by 11% to 2,144
metres and total main development increased by 3% to
9,322, metres, as planned. The average development
value increased to 1,768cm.g/t from 1,714cm.g/t.
Operating costs increased by 11% to R2,134 million
(US$179 million) due to a decrease in capitalised ORD
owing to the proportional increase in working cost
development, and above inflation annual wage and
electricity price increases.
Operating profit declined by 54% to R630 million (US$53
million) and the operating margin decreased to 23% from
42% relative to the comparable period in 2014.
Capital expenditure decreased by 3% to R523 million
(US$44 million) due to less capitalised ORD and various
capital projects which were completed in 2014, such as
the locomotive guard communication system. Capital
was predominantly spent on ORD, the 45 level decline
project at 4 shaft, as well as IT infrastructure, winder and electrical upgrades.
Beatrix
Gold production was 7% lower at 4,193kg (134,800oz) for
the six months ended 30 June 2015. This was mostly due to
a lower underground yield, which declined by 13% to
3.3g/t predominantly due to lower face values at mining
unit 3.
Ore milled increased by 7% to 1.28 million tons, resulting in a 7% decline in unit milling costs to R1,173/ton.
Total main development increased by 17% to 10,307
metres across all the sections. On-reef development was
constant at 2,763 metres. Average development grades
increased to 1,158cm.g/t from 991cm.g/t.
Operating costs were flat at R1,503 million (US$126 million)
despite the annual wage and electricity cost increase.
Operating profit fell by 14% to R434 million (US$37 million)
as a result of the lower gold production, partly offset by
the higher gold price received. The operating margin
decreased to 22% from 25%.
Capital expenditure increased by 26% to R293 million
(US$25 million) mainly due to increased capitalised ORD.
Cooke
Gold production of 2,347kg (75,400oz) for the six months
ended 30 June 2015 was lower than plan, mainly as a
result of a slow start-up following the Christmas break, a
delay in accessing the high grade pillars at Cooke 1 shaft
and production disruptions due to a fatality at Cooke 2
shaft.
Ore milled was 639,000 tons at a yield of 3.7g/t.
Operations at Cooke 4 shaft have increased slowly but
steadily following the restructuring and implementation of
the alternative working arrangements. The backfill project
at Cooke 2 shaft is now complete, allowing for the
secondary extraction of ore from higher grade areas. This
is expected to facilitate a 0.5g/t increase in the recovered grade from mid-September.
Main development amounted to 7,094 metres, of which
2,923 metres was on-reef development. Development at
mining units 1 and 2 was according to plan, but a seismic
event in the Cooke 4 shaft pillar late last year continues to affect development and flexibility.
The Cooke Operation recorded a unit cost of R1,864/ton
for the period under review. Electricity costs increased by
approximately 12% in April, exacerbated by one winter
tariff month which significantly inflates electricity costs in the second and third quarters of the year.

Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 9
The operating loss for the period of R102 million (US$9
million) was due to losses incurred at Cooke 4 shaft as it
builds to full production.
Capital expenditure of R174 million (US$15 million) was
mainly spent on ORD, the backfill project and SLP projects.
Surface Operations
Driefontein
Gold production increased by 39% to 955kg (30,700oz).
Volumes processed increased by 19% to 1.60 million tons
due to the commissioning in December 2014 of the CIL
circuit at number 2 plant and the processing of surface
rock dump at 1 plant. This increase was partly offset by the recent load shedding being experienced across all our
operations. Yields increased to 0.60g/t from 0.51g/t due to
higher grade surface dump material processed.
Operating cost was 15% higher at R261 million (US$22
million), due to the increased surface volumes processed,
however, unit costs decreased by 3% to R164/ton. The
operating margin increased to 41% from 26% for the six
months ended 30 June 2014.
Capital expenditure of R6 million (US$1 million) compares
with the R42 million (US$4 million) spent in the first half of
2014, mostly on the CIL plant commissioned in December
2014.
Kloof
Gold production decreased by 20% to 601kg (19,300oz),
year-on-year, mainly due to the effects of Eskom load
shedding. As a result, surface ore processed decreased
by 36% to 1.0 million tons, partly offset by higher yields
which increased by 25% to 0.60g/t, compared with 0.48g/t
the previous year.
Operating costs decreased by 27% to R163 million (US$14
million), while unit costs increased by 13% to R163/ton,
both due to the lower volumes. The operating margin
increased to 42% from 32%.
Capital expenditure of R6 million (US$1 million) was lower
than in 2014, when critical spares for the plants were
ordered.
Beatrix
Gold production declined by 22% to 308kg (9,900oz) as a
result of a decrease in surface volumes milled to 840,000
tons, as lower grade surface material was replaced by
higher grade underground volumes, as well as Eskom load
shedding. The yield remained constant at 0.37g/t.
Operating costs increased to R105 million (US$9 million)
and milling unit costs increased to R125/ton. Operating
profit more than halved to R37 million (US$3 million).
Capital expenditure of R3 million was similar to 2014.
Cooke
Production throughput at the Cooke plant since the
commissioning of the Cooke optimisation project early in
2014 has stabilised at around 4.6 million tons per year.
Gold production was 502kg (16,200/oz).
Unit costs averaged R84/ton and should remain fairly
constant going forward. Yields of 0.22g/t were slightly
lower than forecast due to the mining mix to the plant,
which impacted on recoveries, but were slightly higher
than prior periods.
Capital expenditure of R5 million was largely spent on
upgrading the tower crane.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
10 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Condensed consolidated income statement
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six month periods ended
Six month periods ended
June
2014
December
2014
June
2015
Notes
June
2015
December
2014
June
2014
920.3
1,092.7
861.7
Revenue
10,245.5
11,952.0
9,828.5
(593.7)
(729.0)
(662.7)
Operating costs
(7,879.5)
(7,971.0)
(6,340.4)
326.6
363.7
199.0
Operating profit
2,366.0
3,981.0
3,488.1
(139.3)
(161.5)
(135.3)
Amortisation and depreciation
(1,608.6)
(1,766.5)
(1,488.2)
187.3
202.2
63.7
Net operating profit
757.4
2,214.5
1,999.9
8.3
8.6
9.8
Investment income
116.9
94.5
88.7
(15.0)
(22.0)
(22.1)
Finance expenses
(262.9)
(240.1)
(159.9)
(2.8)
(5.9)
(5.3)
Net other costs
(63.1)
(64.2)
(29.8)
-
(1.4)
(1.1)
Exploration and feasibility costs
(12.9)
(15.1)
-
(14.0)
(29.5)
2.4
Share of results of associates after taxation
28.8
(321.6)
(149.1)
(19.5)
(19.1)
(12.2)
Share-based payments
(145.0)
(209.7)
(208.2)
(16.6)
6.6
2.1
Gain/(loss) on financial instruments
25.0
70.1
(177.8)
0.6
(6.5)
(4.2)
(Loss)/gain on foreign exchange differences
(49.8)
(68.5)
5.2
128.3
133.0
33.1
Profit before non-recurring items
394.4
1,459.9
1,369.0
-
0.9
1.2
Profit on disposal of property, plant and equipment
14.2
9.3
0.2
-
-
(13.3)
Net loss on derecognition of financial guarantee
asset and liability
3
(158.3)
-
-
(11.3)
(14.1)
-
Impairment
-
(155.5)
(119.6)
-
43.8
-
Reversal of impairment
-
474.1
-
(9.9)
(4.9)
(2.6)
Restructuring costs
(31.2)
(54.3)
(106.0)
(7.6)
(2.7)
-
Transaction costs
-
(30.1)
(81.5)
99.5
156.0
18.4
Profit before royalties and taxation
219.1
1,703.4
1,062.1
(18.3)
(21.5)
(11.7)
Royalties
(139.4)
(235.3)
(195.2)
81.2
134.5
6.7
Profit before taxation
79.7
1,468.1
866.9
(31.3)
(45.2)
0.4
Mining and income taxation
5.3
(493.9)
(334.2)
(40.6)
(40.7)
(13.6)
- Current taxation
(161.7)
(445.2)
(434.0)
9.3
(4.5)
14.0
- Deferred taxation
167.0
(48.7)
99.8
49.9
89.3
7.1
Profit for the period
85.0
974.2
532.7
Profit/(loss) for the period attributable to:
49.9
93.4
15.1
- Owners of Sibanye
179.8
1,018.8
532.7
-
(4.1)
(8.0)
- Non-controlling interests
(94.8)
(44.6)
-
Earnings per ordinary share (cents)
6
10
2
Basic earnings per share
20
113
69
6
10
2
Diluted earnings per share
20
111
67
772,679
898,520
909,295
Weighted average number of shares (‘000)
909,295
898,520
772,679
792,209
914,809
913,536
Diluted weighted average number of shares (‘000)
913,536
914,809
792,209
Headline earnings per ordinary share (cents)
4
8
8
2
Headline earnings per share
19
85
84
8
8
2
Diluted headline earnings per share
19
84
82
Normalised earnings
1
(cents)
13
12
2
Normalised earnings per share
27
132
138
772,679
898,520
909,295
Weighted average number of shares (‘000)
909,295
898,520
772,679
792,209
914,809
913,536
Diluted weighted average number of shares (‘000)
913,536
914,809
792,209
10.68
10.96
11.89
Average R/US$ rate
1
Normalised earnings is defined as basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and share of results of associates, after taxation.
The condensed consolidated financial statements for the six months ended 30 June 2015 have been prepared by Sibanye Gold Limited’s group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the board of Sibanye Gold Limited.

Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 11
Condensed consolidated statement of comprehensive income
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six month periods ended
Six month periods ended
June
2014
December
2014
June
2015
June
2015
December
2014
June
2014
49.9
89.3
7.1
Profit for the period
85.0
974.2
532.7
(30.9)
(117.5)
(64.1)
Other comprehensive income, net of tax
-
-
-
(30.9)
(117.5)
(64.1)
Currency translation adjustments
1
-
-
-
19.0
(28.2)
(57.0)
Total comprehensive income
85.0
974.2
532.7
Total comprehensive income attributable to:
19.0
(20.5)
(47.8)
- Owners of Sibanye
179.8
1,018.8
532.7
-
(7.7)
(9.2)
- Non-controlling interests
(94.8)
(44.6)
-
10.68
10.96
11.89
Average R/US$ rate
1
The currency translation adjustment arises on the convenience translation of the South African Rand amount to the United States Dollar. These gains and losses will never be reclassified to profit and loss.
Condensed consolidated statement of financial position
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Restated
1
June
2014
December
2014
June
2015
Notes
June
2015
December
2014
Restated
1
June
2014
2,290.1
2,247.5
2,120.0
Non-current assets
25,800.2
25,981.4
24,229.2
2,001.7
1,964.0
1,861.1
Property, plant and equipment
22,648.6
22,704.0
21,177.4
69.6
63.7
60.5
Goodwill
736.7
736.7
736.7
0.6
6.0
8.1
Equity accounted investments
98.2
69.4
6.4
0.1
0.1
0.1
Investments
1.4
1.4
1.4
192.4
189.7
186.0
Environmental rehabilitation obligation funds
2,263.9
2,192.8
2,035.7
21.3
19.5
-
Financial guarantee asset
3
-
225.5
224.9
4.4
4.5
4.2
Deferred taxation
51.4
51.6
46.7
222.7
167.8
187.7
Current assets
2,284.8
1,940.5
2,356.4
27.0
28.3
31.8
Inventories
386.5
327.7
285.3
75.2
85.9
85.7
Trade and other receivables
1,043.8
992.8
795.9
5.0
4.9
-
Current portion of financial guarantee asset
3
-
57.1
53.2
1.7
-
-
Assets held for sale
-
-
18.3
113.8
48.7
70.2
Cash and cash equivalents
854.5
562.9
1,203.7
2,512.8
2,415.3
2,307.7
Total assets
28,085.0
27,921.9
26,585.6
1,359.2
1,296.3
1,196.7
Shareholders’ equity
14,563.7
14,985.9
14,380.8
738.2
810.2
785.7
Non-current liabilities
9,561.5
9,365.4
7,810.9
360.7
334.8
304.2
Deferred taxation
3,702.1
3,869.3
3,815.7
119.7
226.3
260.8
Borrowings
5
3,174.0
2,615.8
1,266.6
225.5
215.1
212.3
Environmental rehabilitation obligation
2,583.1
2,486.8
2,386.2
1.5
1.3
1.2
Post-retirement healthcare obligation
15.0
15.1
16.3
30.8
32.7
7.2
Share-based payment obligations
87.3
378.4
326.1
415.4
308.8
325.3
Current liabilities
3,959.8
3,570.6
4,393.9
279.2
234.8
235.1
Trade and other payables
2,861.7
2,714.6
2,953.6
18.5
17.0
-
Financial guarantee liability
3
-
197.0
195.7
56.3
7.3
14.3
Taxation and royalties payable
174.3
84.0
595.9
52.4
47.9
44.6
Current portion of borrowings
5
542.3
554.2
554.0
9.0
1.8
31.3
Current portion of share-based payment obligations
381.5
20.8
94.7
2,512.8
2,415.3
2,307.7
Total equity and liabilities
28,085.0
27,921.9
26,585.6
58.3
130.3
136.8
Net debt
2
1,664.8
1,506.0
616.9
10.58
11.56
12.17
Closing R/US$ rate
1
As disclosed in the provisional results released on 19 February 2015, the condensed consolidated statement of financial position as at 30 June 2014 was restated to reflect the adjustment of the initial accounting in respect of the Cooke operations acquired on 15 May 2014. Adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of the Cooke operations, and a decrease of R107.5 million in the reported value of goodwill.
2
Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

12 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Condensed consolidated statement of changes in equity
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Stated
capital
Other
Reserves
Accumu-
lated
loss
Non-
controlling
interest
Total
equity
Total
equity
Non-
controlling
interest
Accumu-
lated
loss
Other
Reserves
Stated
capital
1,955.3
678.8
(1,722.9)
0.2
911.4
Balance at 31 December 2013
9,423.4
2.2
(10,467.9)
2,643.3
17,245.8
-
(30.9)
49.9
-
19.0
Total comprehensive income for the period
532.7
-
532.7
-
-
-
-
49.9
-
49.9
Profit for the period
532.7
-
532.7
-
-
-
(30.9)
-
-
(30.9)
Other comprehensive income net of tax
-
-
-
-
-
-
-
(51.6)
-
(51.6)
Dividends paid
(555.2)
-
(555.2)
-
-
433.3
-
-
-
433.3
Shares issued
4,488.8
-
-
-
4,488.8
-
-
-
38.2
38.2
Acquisition of subsidiary with non-
controlling interest
396.2
396.2
-
-
-
-
8.9
-
-
8.9
Share-based payments
94.9
-
-
94.9
-
2,388.6
656.8
(1,724.6)
38.4
1,359.2
Balance at 30 June 2014 (restated)
1
14,380.8
398.4
(10,490.4)
2,738.2
21,734.6
-
(113.9)
93.4
(7.7)
(28.2)
Total comprehensive income for the period
974.2
(44.6)
1,018.8
-
-
-
-
93.4
(4.1)
89.3
Profit for the period
974.2
(44.6)
1,018.8
-
-
-
(113.9)
-
(3.6)
(117.5)
Other comprehensive income net of tax
-
-
-
-
-
-
-
(42.0)
-
(42.0)
Dividends paid
(450.0)
-
(450.0)
-
-
-
-
-
-
-
Shares issued
-
-
-
-
-
-
-
2.2
(2.2)
-
Transactions with non-controlling interests
-
(24.2)
24.2
-
-
-
7.3
-
-
7.3
Share-based payments
80.9
-
-
80.9
-
2,388.6
550.2
(1,671.0)
28.5
1,296.3
Balance at 31 December 2014
14,985.9
329.6
(9,897.4)
2,819.1
21,734.6
-
(62.9)
15.1
(9.2)
(57.0)
Total comprehensive income for the period
85.0
(94.8)
179.8
-
-
-
-
15.1
(8.0)
7.1
Profit for the period
85.0
(94.8)
179.8
-
-
-
(62.9)
-
(1.2)
(64.1)
Other comprehensive income net of tax
-
-
-
-
-
-
-
(47.6)
-
(47.6)
Dividends paid
(567.1)
-
(567.1)
-
-
-
-
1.7
(1.7)
-
Transactions with non-controlling interests
-
(20.0)
20.0
-
-
-
5.0
-
-
5.0
Share-based payments
59.9
-
-
59.9
-
2,388.6
492.3
(1,701.8)
17.6
1,196.7
Balance at 30 June 2015
14,563.7
214.8
(10,264.7)
2,879.0
21,734.6
1
As disclosed in the provisional results released on 19 February 2015, the condensed consolidated statement of financial position as at 30 June 2014 was restated to reflect the adjustment of the initial accounting in respect of the Cooke operations acquired on 15 May 2014. Adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of the Cooke operations, and a decrease of R107.5 million in the reported value of goodwill.

Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 13
Condensed consolidated statement of cash flows
Figures are in millions unless otherwise stated
United States Dollars
South African Rand
Six month periods ended
Six month periods ended
June
2014
December
2014
June
2015
June
2015
December
2014
June
2014
Cash flows from operating activities
306.1
348.4
189.6
Cash generated by operations
2,253.8
3,812.0
3,269.4
-
(0.2)
(0.1)
Post-retirement healthcare payments
(0.7)
(1.9)
(0.5)
(5.9)
(9.5)
(0.5)
Cash-settled share-based payments paid
(6.4)
(103.1)
(63.5)
63.7
(43.9)
3.1
Change in working capital
37.3
(465.9)
680.4
363.9
294.8
192.1
Cash generated from operating activities
2,284.0
3,241.1
3,885.8
2.5
2.5
(4.4)
Net (guarantee release fee paid)/guarantee fee received
(51.8)
26.4
27.2
3.5
2.8
3.8
Interest received
45.1
31.0
37.5
(8.3)
(9.6)
(10.0)
Interest paid
(118.5)
(105.4)
(88.6)
(23.7)
(36.4)
(9.0)
Royalties paid
(106.5)
(397.1)
(253.0)
(51.7)
(72.8)
(8.8)
Taxation paid
(104.3)
(795.3)
(551.8)
(52.0)
(41.6)
(47.6)
Dividends paid
(567.1)
(450.0)
(555.2)
234.2
139.7
116.1
Net cash from operating activities
1,380.9
1,550.7
2,501.9
Cash flows from investing activities
(126.0)
(174.4)
(130.9)
Additions to property, plant and equipment
(1,556.9)
(1,905.1)
(1,345.7)
-
2.1
1.5
Proceeds on disposal of property, plant and equipment
17.9
22.4
0.2
-
(7.4)
-
Contributions to funds and payment of environmental
rehabilitation obligation
(0.3)
(80.2)
-
(39.7)
-
-
Investment in subsidiary
-
-
(415.3)
(15.6)
(7.2)
-
Loans granted to subsidiary prior to acquisition
-
(77.4)
(161.2)
3.6
0.1
-
Cash acquired on acquisition of subsidiaries
-
0.7
37.4
-
(33.3)
-
Loan advanced to equity-accounted investee
-
(384.6)
-
(177.7)
(220.1)
(129.4)
Net cash used in investing activities
(1,539.3)
(2,424.2)
(1,884.6)
Cash flows from financing activities
(84.8)
(127.5)
(92.7)
Loans repaid
(1,102.0)
(1,390.9)
(906.0)
-
150.1
130.5
Loans raised
1,552.0
1,623.6
-
(84.8)
22.6
37.8
Net cash from/(used in) financing activities
450.0
232.7
(906.0)
(28.3)
(57.8)
24.5
Net increase/(decrease) in cash and cash equivalent
291.6
(640.8)
(288.7)
(2.2)
(7.3)
(3.0)
Effect of exchange rate fluctuations on cash held
-
-
-
144.3
113.8
48.7
Cash and cash equivalents at beginning of period
562.9
1,203.7
1,492.4
113.8
48.7
70.2
Cash and cash equivalents at end of period
854.5
562.9
1,203.7
10.68
10.96
11.89
Average R/US$ rate
10.58
11.56
12.17
Closing R/US$ rate

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
14 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
1.
Basis of accounting and preparation
The condensed consolidated interim financial statements for the six months ended 30 June 2015 has been prepared and presented in accordance with the requirements of the JSE Listings Requirements for interim reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting
Standards (“IFRS”) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and
Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye (“the Group”) for the year ended 31 December
2014.
There were no changes during the six months ended 30 June 2015 to the provisional purchase price allocation performed at the time of the Burnstone acquisition.
The condensed consolidated income statement and statements of comprehensive income and cash flows for the six months ended 31 December 2014 were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2014 from the audited comprehensive consolidated financial statements for the year ended 31 December 2014. The US dollar consolidated comprehensive income statement, statement of changes in equity and the statement of cash flows have not been audited. The statement of financial position for 31 December 2014 was extracted from the audited comprehensive consolidated financial statements for the year ended 31 December 2014.
The translation of the financial statements into US Dollar is based on the average exchange rate for the period for the income statement, statement of other comprehensive income and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.
2.
Investment in Rand Refinery Proprietary Limited
Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited (“Rand Refinery”) which is accounted for using the equity method.
As disclosed in Sibanye’s financial statements for the year ended 31 December 2014 in April 2013, Rand Refinery implemented a new Enterprise Resource Planning system. An imbalance was detected between physical gold and silver on hand (“physical inventory”) and what Rand Refinery owed its depositors and bullion bankers (“ownership”) per the metallurgical trial balance.
Rand Refinery’s investigations to determine the root cause of the imbalance are still ongoing.
The carrying value of Rand Refinery remains an area of estimation and uncertainty until the root cause of the imbalance is determined.
The equity-accounted investment in Rand Refinery movement for the period is as follows:
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
June
2015
December
2014
June
2014
Balance at beginning of the period
55.1
- 270.1
Share of results of Rand Refinery after taxation
28.5
(329.5) (150.5)
Impairment
-
- (119.6)
Loan to Rand Refinery
-
384.6 -
Balance at end of the period
83.6
55.1 -
3.
Financial guarantee
As of 18 February 2013, the Gold Fields Limited (“Gold Fields”) group no longer guaranteed any debt of Sibanye, similarly
Sibanye was released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remained a joint guarantor of the US$1 billion 4.875% guaranteed notes (“the Notes”) issued by Gold Fields Orogen Holding (BVI) Limited
(“Orogen”), a subsidiary of Gold Fields.
An indemnity agreement was entered into between Gold Fields, Sibanye, Gold Fields Operations Limited and Gold Fields
Holding Company (BVI) Limited (collectively “the Guarantors”), pursuant to which the Guarantors (other than Sibanye) held
Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes.
The Group initially recognised the financial guarantee liability at fair value of the guarantee in connection with the Notes and subsequently amortised over the remaining period of the Notes.

Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 15
As of 18 February 2013, the Group raised a receivable under the financial guarantee asset for the future guarantee fee income that Orogen is obliged to pay bi-annually to Sibanye until it has been released as a guarantor under the Notes.
During March 2015 Gold Fields approached the note holders through a consent solicitation process to release Sibanye of its obligations as a guarantor under the Notes. On 22 April 2015 the note holders approved the various resolutions to release
Sibanye as a guarantor. The release became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met. As part of the agreement Sibanye paid a guarantee release fee of US$5 million to Orogen, and derecognised the financial guarantee asset and liability.
Net loss on derecognition of the financial guarantee asset and liability
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
June
2015
December
2014
June
2014
Loss on derecognition of financial guarantee asset
(293.8)
- -
Gain on derecognition of financial guarantee liability
196.9
- -
Guarantee release fee
(61.4)
- -
Net loss on derecognition of financial guarantee asset and liability
(158.3)
- -
Financial guarantee asset
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
June
2015
December
2014
June
2014
Balance at beginning of the period
282.6
278.1 290.2
Guarantee fee received
(9.6)
(26.4) (27.2)
Interest earned
4.9
7.3 7.7
Foreign exchange gain
15.9
23.6 7.4
Loss on derecognition of financial guarantee asset
(293.8)
- -
Balance at end of the period
-
282.6 278.1
Reconciliation of the non-current and current portion of the guarantee asset:
Financial guarantee asset
-
282.6 278.1
Current portion of financial guarantee asset
-
(57.1) (53.2)
Long-term potion of financial guarantee asset
-
225.5 224.9
Financial guarantee liability
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
June
2015
December
2014
June
2014
Balance at beginning of the period
197.0
195.7 206.6
Amortisation of guarantee liability
(11.7)
(16.0) (15.8)
Foreign exchange loss
11.6
17.3 4.9
Gain on derecognition of financial guarantee liability
(196.9)
- -
Balance at end of the period
-
197.0 195.7
4.
Reconciliation of headline earnings with profit for the period
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
June
2015
December
2014
June
2014
Profit attributable to owners of Sibanye
179.8
1,018.8 532.7
Profit on disposal of property, plant and equipment
(14.2)
(9.3) (0.2)
Impairment
-
155.5 119.6
Reversal of impairment
-
(474.1) -
Taxation effect of re-measurement items
4.0
74.4 0.1
Headline earnings
169.6
765.3 652.2

16 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
5.
Borrowings
Figures are in South African Rand millions unless otherwise stated
Six month periods ended
June
2015
December
2014
June
2014
Balance at beginning of the period
3,170.0
1,820.6 1,990.9
Borrowings acquired on acquisition of subsidiaries
-
1,007.6 736.2
Loans raised
1,552.0
1,623.6 -
- R4.5 billion Facilities
1,000.0
884.6 -
- Other uncommitted facilities
552.0
739.0 -
Loans repaid
(1,102.0)
(1,390.9) (906.0)
- R4.5 billion Facilities
(550.0)
(650.0) (250.0)
- Other uncommitted facilities
(552.0)
(739.0) -
- Burnstone Debt
-
(1.9) -
- Cooke borrowings
-
- (616.0)
- Wits Gold borrowings
-
- (40.0)
Franco-Nevada settlement (non-cash)
(14.4)
(22.0) (4.2)
Unwinding of loans recognised at amortised cost
47.2
43.3 -
Translation adjustment
63.5
87.8 3.7
Balance at end of the period
3,716.3
3,170.0 1,820.6
Borrowings consist of:
- R4.5 billion Facilities
2,431.2
1,979.5 1,743.1
- Franco-Nevada liability
44.3
56.2 77.5
- Burnstone Debt
1,240.8
1,134.3 -
Borrowings
3,716.3
3,170.0 1,820.6
Current portion of borrowings
(542.3)
(554.2) (554.0)
Non-current borrowings
3,174.0
2,615.8 1,266.6
6.
Events after the reporting date
There were no events that could have a material impact on the financial results of the Group after 30 June 2015, other than those disclosed below:
Dividend declared
An interim dividend in respect of the six months ended 30 June 2015 of 10 cents per share (ZAR) was approved by the Board on 5 August 2015. This dividend will be paid on 7 September 2015. The interim dividend will be subject to Dividend
Withholding Tax.
7.
Liquidity
The Group’s current liabilities exceeded its current assets by R1,675.0 million as at 30 June 2015 (30 June 2014: R2,037.5 million). Current liabilities at 30 June 2015 includes the current portion of borrowings of R542.3 million which is the two semi-
annual repayments due and payable in December 2015 and June 2016 respectively; and the current portion of the share-
based payment obligation of R381.5 million which mainly relates to the cash-settled performance instruments that vest during May 2016.
Sibanye generated cash from operating activities of R1,380.9 million for the six months ended 30 June 2015. The Group has committed unutilised debt facilities of R1,315.0 million at 30 June 2015.
The Directors believe that the cash-generated by its operations and the remaining balance of the Company’s revolving credit facility will enable the Group to continue to meet its obligations as they fall due.
8.
Mineral Reserves and Resources
There were no changes to the Reserves and Resources from what was previously reported by the Group at 31 December
2014.
9.
Auditors review
The condensed consolidated interim financial statements of Sibanye for the six month period ended 30 June 2015 as set out on pages 10 to 18 have been reviewed by the Company’s auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company’s registered office.
The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

SEGMENT REPORTING
Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 17
Segment income statements
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
30 June 2015
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
110.9
174.8
255.8
320.2
861.7
Revenue
10,245.5
3,807.0
3,041.2
2,079.2
1,318.1
-
-
91.7
162.9
232.4
283.1
770.1
Underground
9,156.4
3,366.3
2,763.7
1,937.0
1,089.4
-
-
19.2
11.9
23.4
37.1
91.6
Surface
1,089.1
440.7
277.5
142.2
228.7
-
-
(116.1)
(135.3)
(193.2)
(218.1)
(662.7)
Operating costs
(7,879.5)
(2,593.0)
(2,297.3)
(1,608.4)
(1,380.8)
-
-
(100.2)
(126.4)
(179.5)
(196.1)
(602.2)
Underground
(7,160.3)
(2,331.9)
(2,133.9)
(1,503.2)
(1,191.3)
-
-
(15.9)
(8.9)
(13.7)
(22.0)
(60.5)
Surface
(719.2)
(261.1)
(163.4)
(105.2)
(189.5)
-
-
(5.2)
39.5
62.6
102.1
199.0
Operating profit
2,366.0
1,214.0
743.9
470.8
(62.7)
-
-
(8.5)
36.5
52.9
87.0
167.9
Underground
1,996.1
1,034.4
629.8
433.8
(101.9)
-
-
3.3
3.0
9.7
15.1
31.1
Surface
369.9
179.6
114.1
37.0
39.2
-
(0.9)
(26.3)
(23.0)
(40.9)
(44.2)
(135.3)
Amortisation and depreciation
(1,608.6)
(525.1)
(485.5)
(274.8)
(312.3)
(10.9)
(0.9)
(31.5)
16.5
21.7
57.9
63.7
Net operating profit
757.4
688.9
258.4
196.0
(375.0)
(10.9)
3.4
1.2
1.0
1.9
2.3
9.8
Investment income
116.9
27.6
22.9
11.5
13.8
41.1
(3.6)
(4.3)
(2.2)
(5.8)
(6.2)
(22.1)
Finance expenses
(262.9)
(73.9)
(69.9)
(25.6)
(51.2)
(42.3)
1.0
(1.5)
(0.8)
(1.9)
(1.8)
(5.0)
Other costs
(59.1)
(21.5)
(22.6)
(8.4)
(18.1)
11.5
(0.3)
(0.2)
-
-
(0.6)
(1.1)
Exploration costs
(12.9)
(6.6)
-
(0.5)
(1.8)
(4.0)
(8.3)
-
(1.0)
(1.3)
(1.6)
(12.2)
Share-based payments
(145.0)
(19.1)
(15.6)
(12.2)
-
(98.1)
(14.0)
(1.4)
(0.1)
0.7
0.1
(14.7)
Non-recurring items
(175.3)
1.4
9.0
(1.6)
(16.9)
(167.2)
-
(0.7)
(2.0)
(2.4)
(6.6)
(11.7)
Royalties
(139.4)
(78.9)
(28.7)
(23.3)
(8.5)
-
0.1
-
(0.6)
(0.3)
(12.8)
(13.6)
Current taxation
(161.7)
(152.5)
(3.2)
(7.7)
-
1.7
8.1
5.1
(0.3)
(1.4)
2.5
14.0
Deferred taxation
167.0
29.6
(16.9)
(3.5)
61.9
95.9
(14.5)
(33.3)
10.5
11.2
33.2
7.1
Profit for the period
85.0
395.0
133.4
124.7
(395.8)
(172.3)
Profit/(loss) attributable to:
(14.5)
(25.3)
10.5
11.2
33.2
15.1
Owners of Sibanye
179.8
395.0
133.4
124.7
(300.7)
(172.6)
-
(8.0)
-
-
-
(8.0)
Non-controlling interests
(94.8)
-
-
-
(95.1)
0.3
Capital expenditure
(11.1)
(15.3)
(24.9)
(44.7)
(34.9)
(130.9)
Total expenditure
(1,556.9)
(415.1)
(531.2)
(295.8)
(182.6)
(132.2)
(0.7)
(4.6)
(3.9)
(9.4)
(7.1)
(25.7)
Sustaining capital
(305.4)
(84.1)
(111.2)
(46.7)
(54.9)
(8.5)
-
(10.4)
(21.0)
(35.1)
(27.5)
(94.0)
Ore reserve development
(1,118.1)
(326.9)
(418.1)
(249.1)
(124.0)
-
(10.4)
(0.3)
-
(0.2)
(0.3)
(11.2)
Growth projects
(133.4)
(4.1)
(1.9)
-
(3.7)
(123.7)
The average exchange rate for the six months ended 30 June 2015 was R11.89/US$.
United States Dollars
For the six months ended
31 December 2014
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
147.6
217.5
353.1
374.5
1,092.7
Revenue
11,952.0
4,101.1
3,867.7
2,381.7
1,601.5
-
-
124.4
202.9
327.4
345.4
999.9
Underground
10,940.9
3,781.4
3,585.6
2,221.3
1,348.4
-
-
23.2
14.8
25.7
29.1
92.8
Surface
1,011.1
319.7
282.1
160.4
253.1
-
-
(133.8)
(147.8)
(215.4)
(232.0)
(729.0)
Operating costs
(7,971.0)
(2,541.8)
(2,357.8)
(1,619.8)
(1,451.6)
-
-
(116.0)
(141.2)
(198.0)
(208.5)
(663.7)
Underground
(7,257.3)
(2,284.5)
(2,166.8)
(1,547.5)
(1,258.5)
-
-
(17.8)
(6.6)
(17.4)
(23.5)
(65.3)
Surface
(713.7)
(257.3)
(191.0)
(72.3)
(193.1)
-
-
13.8
69.7
137.7
142.5
363.7
Operating profit
3,981.0
1,559.3
1,509.9
761.9
149.9
-
-
8.4
61.5
129.4
136.9
336.2
Underground
3,679.4
1,496.9
1,418.8
673.8
89.9
-
-
5.4
8.2
8.3
5.6
27.5
Surface
301.6
62.4
91.1
88.1
60.0
-
(0.9)
(25.5)
(22.2)
(59.7)
(53.2)
(161.5)
Amortisation and depreciation
(1,766.5)
(582.2)
(654.5)
(242.8)
(276.9)
(10.1)
(0.9)
(11.7)
47.5
78.0
89.3
202.2
Net operating profit
2,214.5
977.1
855.4
519.1
(127.0)
(10.1)
2.0
1.1
1.2
2.0
2.3
8.6
Investment income
94.5
24.7
22.5
12.9
12.7
21.7
(1.4)
(4.8)
(2.1)
(6.3)
(7.4)
(22.0)
Finance expenses
(240.1)
(81.6)
(68.3)
(22.9)
(51.5)
(15.8)
(30.4)
(0.1)
(1.0)
(0.9)
(2.9)
(35.3)
Other costs
(384.2)
(31.6)
(11.0)
(11.2)
(1.6)
(328.8)
(11.0)
-
(2.1)
(2.7)
(3.3)
(19.1)
Share-based payments
(209.7)
(35.6)
(29.7)
(23.1)
-
(121.3)
-
(0.5)
(0.9)
-
-
(1.4)
Exploration costs
(15.1)
-
-
(9.4)
(5.1)
(0.6)
(3.9)
(1.7)
43.2
(14.0)
(0.6)
23.0
Non-recurring items
243.5
(8.9)
(151.9)
467.5
(17.9)
(45.3)
-
(0.7)
(4.3)
(8.1)
(8.4)
(21.5)
Royalties
(235.3)
(91.4)
(89.7)
(47.1)
(7.1)
-
3.7
-
(8.9)
(17.6)
(17.9)
(40.7)
Current taxation
(445.2)
(195.9)
(192.2)
(97.5)
-
40.4
1.3
1.0
(11.4)
4.8
(0.2)
(4.5)
Deferred taxation
(48.7)
(1.6)
51.9
(123.3)
9.4
14.9
(40.6)
(17.4)
61.2
35.2
50.9
89.3
Profit for the period
974.2
555.2
387.0
665.0
(188.1)
(444.9)
Profit/(loss) attributable to:
(40.6)
(13.3)
61.2
35.2
50.9
93.4
Owners of Sibanye
1,018.8
555.2
387.0
665.0
(143.5)
(444.9)
-
(4.1)
-
-
-
(4.1)
Non-controlling interests
(44.6)
-
-
-
(44.6)
-
Capital expenditure
(7.6)
(18.5)
(28.5)
(62.1)
(57.7)
(174.5)
Total expenditure
(1,905.1)
(631.0)
(679.6)
(311.9)
(200.3)
(82.3)
(1.0)
(3.2)
(5.3)
(21.0)
(26.4)
(56.0)
Sustaining capital
(620.0)
(287.6)
(229.1)
(57.7)
(34.9)
(10.7)
-
(9.6)
(23.3)
(41.1)
(31.1)
(105.3)
Ore reserve development
(1,152.3)
(343.4)
(450.5)
(254.2)
(104.2)
-
(6.6)
(5.7)
-
-
-
(12.3)
Growth projects
(132.8)
-
-
-
(61.2)
(71.6)
The average exchange rate for the six months ended 31 December 2014 was R10.96/US$.

18 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Segment income statements (continued)
Figures are in millions unless otherwise stated
United States Dollars
For the six months ended
30 June 2014
South African Rand
Cor-
porate
Cooke
Beatrix
Kloof
Drie-
fontein
Group
Group
Drie-
fontein
Kloof
Beatrix
Cooke
Cor-
porate
-
26.3
204.5
340.4
349.1
920.3
Revenue
9,828.5
3,728.3
3,635.1
2,184.6
280.5
-
- 22.8 188.1 309.1 320.1
840.1
Underground
8,972.0
3,418.8 3,301.7 2,007.5 244.0 -
- 3.5 16.4 31.3 29.0
80.2
Surface
856.5
309.5 333.4 177.1 36.5 -
-
(22.6)
(148.3)
(200.8)
(222.0)
(593.7)
Operating costs
(6,340.4)
(2,370.5)
(2,144.5)
(1,584.2)
(241.2)
-
- (19.4) (140.9) (179.8) (200.7)
(540.8)
Underground
(5,774.9)
(2,143.1) (1,920.2) (1,504.6) (207.0) -
- (3.2)
(7.4)
(21.0) (21.3)
(52.9)
Surface
(565.5)
(227.4) (224.3) (79.6) (34.2) -
-
3.7
56.2
139.6
127.1
326.6
Operating profit
3,488.1
1,357.8
1,490.6
600.4
39.3
-
-
3.4
47.2
129.3
119.4
299.3
Underground
3,197.1
1,275.7
1,381.5
502.9
37.0
-
-
0.3
9.0
10.3
7.7
27.3
Surface
291.0
82.1
109.1
97.5
2.3
-
(1.5) (3.0)
(21.1)
(62.5) (51.2)
(139.3)
Amortisation and depreciation
(1,488.2)
(547.1) (667.8) (225.6) (31.4) (16.3)
(1.5)
0.7
35.1
77.1
75.9
187.3
Net operating profit
1,999.9
810.7
822.8
374.8
7.9
(16.3)
2.9 0.2 1.1 1.9 2.2
8.3
Investment income
88.7
23.6 20.2 11.6 2.0 31.3
- (0.5) (1.8) (6.0) (6.7)
(15.0)
Finance expenses
(159.9)
(71.2) (64.3) (18.9) (5.0) (0.5)
(18.8) (0.4) (4.2) (4.3) (5.1)
(32.8)
Other costs
(351.5)
(54.7) (45.6) (45.3) (4.2) (201.7)
(11.6) - (2.1) (2.7) (3.1)
(19.5)
Share-based payments
(208.2)
(33.5) (28.5) (22.8) - (123.4)
(20.8) - 0.2 - (8.2)
(28.8)
Non-recurring items
(306.9)
(86.2) (0.1) 1.9 - (222.5)
- (0.1) (3.3) (8.0) (6.9)
(18.3)
Royalties
(195.2)
(74.1) (84.8) (35.0) (1.3) -
(4.4) - (5.3) (17.5) (13.4)
(40.6)
Current taxation
(434.0)
(143.3) (187.4) (56.4) - (46.9)
6.8 0.1 (0.5) 1.8 1.1
9.3
Deferred taxation
99.8
11.4 19.4 (5.2) 0.9 73.3
(47.4)
-
19.2
42.3
35.8
49.9
Profit for the period
532.7
382.7
451.7
204.7
0.3
(506.7)
(47.4) - 19.2 42.3 35.8
49.9
Profit/(loss) attributable to:
Owners of Sibanye
532.7
382.7 451.7 204.7 0.3 (506.7)
- - - - -
-
Non-controlling interests
-
- - - - -
(0.5) (2.8) (22.1) (52.1) (48.5)
(126.0)
Total expenditure
(1,345.7)
(517.9) (555.9) (236.1) (29.6) (6.2)
(0.5) (1.6) (4.1) (11.9) (16.6)
(34.7)
Sustaining capital
(371.5)
(177.7) (126.6) (44.2) (16.8) (6.2)
- (1.2) (18.0) (40.2) (31.9)
(91.3)
Ore reserve development
(974.2)
(340.2) (429.3) (191.9) (12.8) -
The average exchange rate for the six months ended 30 June 2014 was R10.68/US$.

COST BENCHMARKS
Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 19
Cost benchmarks for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014
Figures are in South African rand millions unless otherwise stated
Group
Driefontein
Kloof
Beatrix
Cooke
Corporate
Operating cost
1
Jun 2015
7,879.5
2,593.0
2,297.3
1,608.4
1,380.8
-
Dec 2014
7,971.0
2,541.8
2,375.8
1,619.8
1,451.6
-
Jun 2014
6,340.4
2,370.5
2,144.5
1,584.2
241.2
-
Less: General and admin
Jun 2015
(80.7)
(28.3)
(26.9)
(17.6)
(7.9)
-
Dec 2014
(60.0)
(23.1)
(22.8)
(14.1)
-
-
Jun 2014
(87.3)
(33.4)
(31.9)
(22.0)
-
-
Plus: Royalty
Jun 2015
139.4
78.9
28.7
23.3
8.5
-
Dec 2014
235.3
91.4
89.7
47.1
7.1
-
Jun 2014
195.2
74.1
84.8
35.0
1.3
-
Total cash cost
2
Jun 2015
7,938.2
2,643.6
2,299.1
1,614.1
1,381.4
-
Dec 2014
8,146.3
2,610.1
2,424.7
1,652.8
1,458.7
-
Jun 2014
6,448.3
2,411.2
2,197.4
1,597.2
242.5
-
Plus: General and admin
Jun 2015
80.7
28.3
26.9
17.6
7.9
-
Dec 2014
60.0
23.1
22.8
14.1
-
-
Jun 2014
87.3
33.4
31.9
22.0
-
-
Community costs
Jun 2015
16.9
5.2
3.0
1.3
7.4
-
Dec 2014
23.8
8.2
6.5
9.9
(0.8)
-
Jun 2014
13.8
4.5
4.6
3.9
0.8
-
Share based payments
3
Jun 2015
145.0
19.1
15.6
12.2
-
98.1
Dec 2014
209.7
35.6
29.7
23.1
-
121.3
Jun 2014
208.2
33.5
28.5
22.8
-
123.4
Rehabilitation
Jun 2015
63.7
10.2
10.5
7.5
34.8
0.7
Dec 2014
90.2
19.6
16.6
9.5
44.5
-
Jun 2014
48.2
19.2
16.8
8.1
4.1
-
Ore reserve development
Jun 2015
1,118.1
326.9
418.1
249.1
124.0
-
Dec 2014
1,152.3
343.4
450.5
254.2
104.2
-
Jun 2014
974.2
340.2
429.3
191.9
12.8
-
Sustaining capital
Jun 2015
296.9
84.1
111.2
46.7
54.9
-
expenditure
Dec 2014
609.3
287.6
229.1
57.7
34.9
-
Jun 2014
365.3
177.7
126.6
44.2
16.8
-
Exploration
Jun 2015
8.9
6.6
-
0.5
1.8
-
Dec 2014
-
-
-
-
-
-
Jun 2014
-
-
-
-
-
-
Less: By-product credit
Jun 2015
(14.8)
(4.2)
(3.0)
(2.4)
(5.2)
-
Dec 2014
(12.2)
(5.2)
(3.6)
(3.4)
-
-
Jun 2014
(11.7)
(4.8)
(3.4)
(3.5)
-
-
Total All-in sustaining costs
4
Jun 2015
9,653.6
3,119.8
2,881.4
1,946.6
1,607.0
98.8
Dec 2014
10,279.4
3,322.4
3,176.3
2,017.9
1,641.5
121.3
Jun 2014
8,133.6
3,014.9
2,831.7
1,886.6
277.0
123.4
Plus: Corporate and growth
Jun 2015
145.9
4.1
1.9
-
3.7
136.2
capital expenditure
Dec 2014
160.0
-
-
9.4
66.3
84.3
Jun 2014
6.2
-
-
-
-
6.2
Total All-in cost
5
Jun 2015
9,799.5
3,123.9
2,883.3
1,946.6
1,610.7
235.0
Dec 2014
10,439.4
3,322.4
3,176.3
2,027.3
1,707.8
205.6
Jun 2014
8,139.8
3,014.9
2,831.7
1,886.6
277.0
129.6
Gold sold
kg
Jun 2015
22,204
8,257
6,597
4,501
2,849
-
Dec 2014
27,289
9,353
8,831
5,443
3,662
-
Jun 2014
22,143
8,382
8,207
4,911
643
-
000’ozs
Jun 2015
713.9
265.5
212.1
144.7
91.6
-
Dec 2014
877.4
300.7
283.9
175.0
117.7
-
Jun 2014
711.9
269.5
263.9
157.9
20.7
-
Total cash cost
R/kg
Jun 2015
357,508
320,165
348,507
358,609
484,872
-
Dec 2014
298,520
279,066
274,567
303,656
398,334
-
Jun 2014
291,212
287,664
267,747
325,229
377,138
-
US$/oz
Jun 2015
935
838
912
938
1,268
-
Dec 2014
847
792
779
862
1,130
-
Jun 2014
848
838
780
947
1,098
-
All-in sustaining cost
R/kg
Jun 2015
434,769
377,837
436,774
432,482
564,058
-
Dec 2014
376,687
355,223
359,676
370,733
448,252
-
Jun 2014
367,322
359,687
345,035
384,158
430,793
-
US$/oz
Jun 2015
1,137
988
1,143
1,131
1,476
-
Dec 2014
1,069
1,008
1,021
1,052
1,272
-
Jun 2014
1,070
1,048
1,005
1,119
1,255
-
All-in cost
R/kg
Jun 2015
441,348
378,334
437,062
432,482
565,356
-
Dec 2014
382,550
355,223
359,676
372,460
466,357
-
Jun 2014
367,601
359,687
345,035
384,158
430,793
-
US$/oz
Jun 2015
1,155
990
1,143
1,131
1,479
-
Dec 2014
1,086
1,008
1,021
1,057
1,323
-
Jun 2014
1,071
1,048
1,005
1,119
1,255
-
Average exchange rates for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014 were R11.89/US$, R10.96/US$ and R10.68/US$ respectively.
Figures may not add as they are rounded independently.
DEFINITIONS
Total cash cost are calculated in accordance with the Gold Institute Industry standard.
1
Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.
2
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
All-in costs are calculated in accordance with the World Gold Council guidance.
1
Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.
3
Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-
based payment liability to the reporting date fair value.
4
Total All-in sustaining costs – includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.
5
Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

SALIENT FEATURES AND COST BENCHMARKS
20 | Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015
Salient features and cost benchmarks for the quarters ended 30 June 2015 and 31 March 2015
Figures are in millions unless otherwise stated
Total
Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground
Surface
Under-
ground
Surface
Under-
ground
Surface
Under-
ground
Surface
Under-
ground
Surface
Operating results
Tons milled/treated
000’ton
Jun 2015
4,867
2,151
2,716
614
791
503
503
700
369
334
1,053
Mar 2015 4,865 1,894 2,971 595 805 412 499 582 471 305 1,196
Yield g/t
Jun 2015
2.55
5.25
0.41
6.35
0.54
7.14
0.60
3.66
0.38
3.72
0.23
Mar 2015 2.02 4.51 0.42 5.72 0.66 5.84 0.60 2.81 0.35 3.62 0.22
Gold produced/sold kg
Jun 2015
12,396
11,291
1,105
3,901
426
3,589
300
2,559
142
1,242
237
Mar 2015 9,808 8,547 1,261 3,401 529 2,407 301 1,634 166 1,105 265
000’oz
Jun 2015
398.5
363.0
35.5
125.4
13.7
115.4
9.6
82.3
4.6
39.9
7.6
Mar 2015 315.3 274.8 40.5 109.3 17.0 77.4 9.7 52.5 5.4 35.6 8.4
Gold price received R/kg
Jun 2015
462,891
462,122
462,124
462,718
467,410
Mar 2015 459,564 459,873 459,343 460,778 457,518
US$/oz
Jun 2015
1,193
1,191
1,191
1,192
1,204
Mar 2015 1,222 1,223 1,221 1,225 1,216
Operating cost R/ton
Jun 2015
846
1,746
133
1,962
168
2,247
162
1,137
145
1,872
88
Mar 2015 774 1,798 121 1,894 159 2,436 164 1,216 109 1,856 81
Total cash cost R/kg
Jun 2015
335,883
315,969
313,860
318,067
484,652
Mar 2015 384,839 324,784 398,264 419,444 485,109
US$/oz
Jun 2015
866
814
809
819
1,249
Mar 2015 1,023 863 1,059 1,115 1,290
Operating margin %
Jun 2015
28
28
29
33
32
32
41
33
18
(7)
14
Mar 2015 17 13 38 28 48 9 41 6 33 (12) 20
All-in sustaining cost R/kg
Jun 2015
409,027
376,011
391,309
386,486
563,218
Mar 2015 467,302 379,847 502,068 501,500 564,964
US$/oz
Jun 2015
1,054
969
1,008
996
1,451
Mar 2015 1,242 1,010 1,335 1,333 1,502
All-in cost R/kg
Jun 2015
415,836
376,959
391,797
386,486
565,720
Mar 2015 473,573 379,847 502,068 501,500 564,964
US$/oz
Jun 2015
1,071
971
1,009
996
1,458
Mar 2015 1,259 1,010 1,335 1,333 1,502
All-in cost margin %
Jun 2015
10
18
15
16
(21)
Mar 2015 (3) 17 (9) (9) (24)
Ore reserve development
Jun 2015
568.5
170.6
203.6
134.3
60.0
Mar 2015 549.6 156.3 214.5 114.8 64.0
Sustaining capital
Jun 2015
185.9
55.5
72.1
32.1
26.2
Mar 2015 111.0 28.6 39.1 14.6 28.7
Corporate and projects
1
Jun 2015
81.6
4.1
1.9
-
3.7
Mar 2015 60.3 - - - -
Total capital expenditure
R’mil
Jun 2015
836.0
230.2
277.6
166.4
89.9
Mar 2015 720.9 184.9 253.6 129.4 92.7
US$’mil
Jun 2015
69.3
19.1
23.0
13.8
7.5
Mar 2015 61.6 15.8 21.7 11.1 7.9
Average exchange rates for the quarters ended 30 June 2015 and 31 March 2015 were R12.07/US$ and R11.70/US$ respectively.
Figures may not add as they are rounded independently.
1
Corporate and projects includes capital expenditure at Burnstone of R65.2 million (US$5.4 million) for the quarter ended 30 June 2015 and R58.5 million (US$5.0 million) for the quarter ended 31 March 2015.

DEVELOPMENT RESULTS
Sibanye Gold Operating and Financial Results for the six months ended 30 June 2015 | 21
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
30 June 2015
Quarter ended
31 March 2015
Six months to
30 June 2015
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Advanced
(m)
1,808
928
1,277
1,695
879
1,030
3,503
1,807
2,307
Advanced on
reef
(m)
363
237
146
474
207
101
837
444
247
Channel width
(cm)
68
66
45
107
66
98
90
66
67
Average value
(g/t)
23.9
12.5
59.2
17.6
11.4
18.0
19.6
12.0
34.5
(cm.g/t)
1,622
820
2,681
1,878
755
1,763
1,767
790
2,307
Kloof
Quarter ended
30 June 2015
Quarter ended
31 March 2015
Six months to
30 June 2015
Reef
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
VCR
Kloof
Main Libanon
Advanced
(m)
2,850
431
953
332
3,078
609
768
301
5,928
1,040
1,721
633
Advanced on reef
(m)
626
188
148
99
584
199
109
191
1,210
387
257
290
Channel width
(cm)
113
86
145
149
116
117
78
172
114
102
116
164
Average value
(g/t)
22.2
13.6
8.3
2.1
21.6
8.0
9.0
2.0
21.9
10.3
8.5
2.0
(cm.g/t)
2,505
1,171
1,205
306
2,510
932
701
351
2,507
1,048
990
336
Beatrix
Quarter ended
30 June 2015
Quarter ended
31 March 2015
Six months to
30 June 2015
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced
(m)
4,528
1,152
3,559
1,068
8,087
2,220
Advanced on reef
(m)
1,290
254
979
240
2,269
494
Channel width
(cm)
136
127
122
93
130
111
Average value
(g/t)
7.5
8.8
9.1
20.6
8.2
13.6
(cm.g/t)
1,025
1,113
1,112
1,924
1,062
1,507
Cooke
Quarter ended
30 June 2015
Quarter ended
31 March 2015
Six months to
30 June 2015
Reef
VCR
Elsburg
Reefs
Elsburg
Massives
Kimberly
Reefs
VCR
Elsburg
Reefs
Kimberly
Reefs
VCR
Elsburg
Reefs
Elsburg
Massives
Kimberly
Reefs
Advanced
(m)
617
2,597
20
258
662
2,651
289
1,279
5,248
20
547
Advanced on reef
(m)
486
795
12
117
329
1,004
180
815
1,799
12
297
Channel width
(cm)
75
97
240
112
124
109
73
95
104
240
88
Average value
(g/t)
9.8
6.6
5.0
4.7
6.4
8.7
11.8
6.4
7.8
5.0
8.2
(cm.g/t)
738
637
1,200
522
796
950
859
321
812
1,200
726

ADMINISTRATION AND CORPORATE INFORMATION
Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Susan van der Merwe*
Jivu Yuan#
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
0871 664 0300
[calls cost 10p a minute plus
network extras, lines are open
8.30am – 5pm Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor
Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current Mineral
Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: August 6, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer